

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-mail
Yitzchok Gurary
President, Chief Executive Officer
Romantique Ltd.
64 West 48th Street, Suite 1107
New York, New York 10036

    **Re:**    **Romantique Ltd.**
            **Amendment No. 1 to Registration Statement on Form S-1**
            **Filed June 10, 2013**
            **File No. 333-187917**

Dear Mr. Gurary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 5 in our letter dated May 13, 2013. Please supplementally provide us with the following information with respect to each selling stockholder: (i) when such selling stockholder acquired its shares; (ii) the circumstances pursuant to which such selling stockholder acquired its shares; (iii) any affiliations between such selling stockholder and you; and (iv) any affiliations between such selling stockholder and any other selling stockholder. Please also supplementally tell us the number of shares of your common stock that are held by non-affiliates. We may have additional comments upon reviewing your response.

Prospectus Cover Page

2. We note your response to comment 6 in our letter dated May 13, 2013. We reissue our prior comment. Please revise your prospectus to disclose that your shares will be sold at a fixed price until your shares are listed on an exchange or quoted on an Over-the-Counter market such as the OTC-BB, OTC-QX or OTC-QB markets, subject to satisfactory resolution of comment one above. In this regard, we note your generic reference to the "over-the-counter market." Only certain Over-the-Counter markets qualify and not all OTC markets and not "Pink Sheets." Please revise to specify your references to the above OTC Markets and remove any reference to "Pink Sheets" in your prospectus.

Risk Factors Relating To Our Company, page 8

19. Our Elections Under the JOBS Act May Result In Our Financial Statements Not Being Comparable With Those Of Others Publicly Traded Companies, page 14

3. The text below this risk factor does not address your election under the JOBS Act. It appears that that second paragraph under risk factor 20 should be placed under this risk factor. Please revise. Also, please ensure that this paragraph is consistent with the last paragraph on page 24. In doing so, please revise to state that you have elected to use the extended transaction period for comply with new or <u>revised</u> accounting standards, instead of referring to new or "reused" accounting standards. Similarly, please revise to state that this election allows your company to delay the adoption of new or revised accounting standard that have <u>different</u> effective dates, instead of referring to "difficult" effective dates. Please also provide this disclosure in MD&A.

Business, page 23

4. We note your response to comment 17 in our letter dated May 13, 2013. Please revise your prospectus to add a risk factor describing the risk that a conflict of interest may exist as a result of Mr. Gurary's involvement in both companies. In this regard, we note your disclosure on page 8 that your "viability, growth and profitability will depend upon [among other things] successfully marketing [y]our … website."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 28

5. We have reviewed your disclosures in response to comment 19 of our letter dated May 13, 2012. Please respond to the following:

- Please quantify the amount of accounts receivable outstanding as of the latest balance sheet date that has been subsequently collected, similar to your disclosure concerning accounts receivable outstanding as of November 30, 2012.

- Please describe why certain customers have payment terms of 30 days and others have payment terms of 12 months.  In doing so, disclose whether different types of customers have different payment terms and why.  Also disclose your average payment term to customers to provide your investors with better insight into the expected timing of collection of your receivables.

- Please disclose the amount of accounts receivable, if any, that is currently past due.

Certain Relationships and Related Party Transactions, page 35

6. We note your response to comment 23 in our letter dated May 13, 2013 and reissue this comment in part.  Please revise to file the consulting agreement with Mr. Gurary as a material contract.  For clarity, please also revise your disclosure throughout to consistently refer either to Mr. Isaac Gurary or Mr. Yitzchok Gurary.

Merchandise, page 35

7. Please also disclose the amount of merchandise purchased from Classique Creations LLC, a jewelry manufacturing company owned by the mother of the Company's president, for the period ended February 28, 2013.  Alternatively, you can cross reference footnote 6 of the financial statements.

Financial Statements, page 37

Notes to Financial Statements, page 42

Net Income (Loss) Per Share, page 43

8. We have reviewed your disclosures in response to comment 25 of our letter dated May 13, 2013.  Please reconcile both the numerators and the denominators of the basic and diluted per-share computations as required by ASC 260-10-50-1(a).  Additionally, please provide the disclosures required by ASC 260-10-50-1(c).

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director